

AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net



82-34639

SEC~~#82-5258~~

SUPPL

19 December 2003



US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange.

We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Neil Leggett
Company Secretary

dlw 1/20


AGENiX

Company Announcement

Judge Denies Preliminary Injunction In U.S. Patent Lawsuit Against AGEN Biomedical

Friday, 19 December 2003

Brisbane-based biotechnology company Agenix Limited [ASX: AGX, NASDAQ: AGXLY] today announced that 100% subsidiary AGEN Biomedical Limited successfully defeated a preliminary injunction motion brought against it by Synbiotics, Inc, its former distribution partner in the United States, which alleges that Agen Biomedical's Canine Heartworm product infringes one claim of a United States patent held by Synbiotics.

United States Senior District Judge Rudi M. Brewster – of the United States District Court for the Southern District of California – today denied Synbiotics' motion for preliminary injunction after finding that Synbiotics failed to establish a probability of success on the merits of its infringement allegations.

AGEN Biomedical will continue to distribute the Canine Heartworm product in the USA. AGEN Biomedical was, and remains confident, that the company does not infringe this patent. The case is a counter suit, filed after a separate action initiated by AGEN Biomedical seeking declaratory relief that the same patent claim is not valid or infringed.

"While we do not like being in litigation, we are determined that we will defend our rights to fullest extent possible" said Don Horne, Managing Director of Agenix Limited. "AGEN Biomedical initiated legal action to have the issue resolved in the shortest time to remove any uncertainty in the market place and allow us to get on with business. AGEN will continue to have a forthright and pro-active stance on issues of intellectual property."

"This ruling is a major step forward for us and allows us to finalize other distribution relationships. We anticipate being able to inform the market in the next few months of further steps in the United States that will build upon the strong start that we have enjoyed with our new US distributor, VedCo, Inc."

In October, AGEN Biomedical announced it had despatched its first order of AGEN Animal Health product, worth $A750,000, to VedCo, which is being sold by VedCo under its STATScreen™ brand.

For more information contact:
Mr Donald Horne
Managing Director
Agenix Limited
Ph: 61 7 3370 6300

Agenix Limited [ASX:AGX, NASDAQ: AGXLY] is a listed company based in Brisbane, Australia. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant-care products via its wholly-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally-integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body. It could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 200 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.